 **Riot and the Dance**
July 31 at 3:28 PM · 🌐

GAUGING INTEREST in an investment opportunity. We are creating a TV series called The Riot and The Dance and partnering with Angel Studios for distribution, the same studio that brought you The Chosen.

We are not accepting funds at this time but are gauging interest to see who would be interested in investing in the TV series The Riot and the Dance if we launched a crowdfunding investment.

You can watch our original pilot episode called The Riot and the Dance: Water which has been rated over 78% Audience Score on Rotten Tomatoes. Check it out and the potential investment opportunity at angel.com/riot ✅.

Legal made us say this last part: (1) no money or other consideration is being solicited, and if sent, will not be accepted; (2) no offer to buy the securities can be accepted and no part of the purchase price can be received until the offering statement is filed and only through an intermediary's platform; (3) a prospective purchaser's indication of interest is non-binding.



Angel Studios is a distribution partner.

INVEST.ANGEL.COM ✅
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